Exhibit 3.3
Additions are noted by [  ].
[Integrys Energy Group, Inc. logo]

~~WPS RESOURCES CORPORATION~~INTEGRYS ENERGY GROUP, INC.

BY-LAWS

As in Effect ~~April 1, 2004~~at February 21, 2007

ARTICLE II. SHAREHOLDERS

1.	Annual Meeting

The annual meeting of the shareholders ("Annual Meeting") shall be held each year ~~not later than the fourth Tuesday in May,~~ at such time ~~or[~~and] on such day as may be designated by resolution of the Board of Directors. In fixing a meeting date for any Annual Meeting, the Board of Directors may consider such factors as it deems relevant within the good faith exercise of its business judgment.

ARTICLE III. BOARD OF DIRECTORS

1. General Powers

The business and affairs of the Corporation shall be managed by its Board of Directors. The Board shall determine the nature and character of the business to be conducted by the Corporation and the method of doing so; what employees, agents, and officers shall be employed and their compensation; and what purchases or contracts for purchase shall be made. The Board may delegate any of its aforesaid powers to committees or to officers, agents, or employees as it may from time to time determine.[ The Board of Directors may elect from among the directors a Chairman of the Board of Directors and a Vice Chairman of the Board of Directors.]

2.	Number of Directors

The number of directors of the Corporation shall be ~~nine,[~~16,] divided into three classes: [designated ]Class A ~~- 3 members~~, Class B ~~- 3 members, and Class C - 3 members~~,[ and Class C. Each class shall consist, as nearly as may be possible, of one-third of the total number of directors constituting the entire Board of Directors.]

3. Term

~~At the 1994 annual meeting of shareholders, the directors of Class A shall be elected for a term to expire at the first[~~The term of the initial Class A directors shall terminate on the date of the 2007] annual meeting of shareholders ~~after their election, and until their successors are elected and qualify, the directors of Class B shall be elected for a term to expire at the second~~;[ the term of the initial Class B directors shall terminate on the date of the 2008] annual meeting of shareholders ~~after their election, and until their successors are elected and qualify, and the directors of Class C shall be elected for a term to expire at the third~~;[ and the term of the Class C directors shall terminate on the date of the 2009] annual meeting of shareholders ~~after their election and until their successors are elected and qualify~~. At each annual meeting of shareholders ~~after the 1994 annual meeting of shareholders, the[~~beginning in 2007,] successors to the class of directors whose ~~terms shall expire at the time of such annual meeting shall be elected to hold office until the third succeeding annual meeting of shareholders, and until their successors are elected and qualify[~~term expires at that annual meeting shall be elected for a three-year term and until their successors are elected and qualified. If the number of directors is changed, any increase or decrease in directorships shall be apportioned among the classes so as to maintain the number of directors in each class as nearly equal as possible, and any additional directors of any class elected to fill a vacancy resulting from an increase in such class shall hold office for a term that shall coincide with the remaining term of that class, but in no case will a decrease in the number of directors shorten the term of any incumbent director.]

13. Committees

The Board of Directors by resolution adopted by the affirmative vote of a majority of all of the directors then in office may create one or more committees, appoint members of the Board of Directors to serve on the committees and designate other members of the Board of Directors to serve as alternates. Each committee shall have ~~two or more members[~~at least one member] who shall, unless otherwise provided by the Board of Directors, serve at the pleasure of the Board of Directors. A committee may be authorized to exercise the authority of the Board of Directors, except that a committee may not do any of the following:

~~a. Authorize distributions;b. Approve or propose~~ [ (a) approve or recommend] to shareholders [for approval any ]action ~~that~~or[ matter expressly required by] the Wisconsin Business Corporation Law ~~requires to be approved by shareholders;~~

~~c.~~
~~Fill vacancies on the Board of Directors or, unless the Board of Directors provides by resolution that vacancies on a committee shall be filled by the affirmative vote of the remaining committee members, on any Board committee;~~

~~d. Amend the Corporation's Articles of Incorporation;e. Adopt~~,[ Chapter 180 of the Wisconsin Statutes, to be submitted to shareholders for approval; and (b) adopt,] amend~~,~~ or repeal ~~By-laws;~~

~~f.~~	~~Approve a plan of merger not requiring shareholder approval;~~

~~g. Authorize or approve reacquisition of shares, except according to a formula or method prescribed by the Board of Directors; and h. Authorize or approve the issuance or sale or contract for sale of shares, or determine the designation and relative rights, preferences and limitations of a class or series of shares, except that the Board of Directors may authorize a committee to do so within limits prescribed by the Board of Directors[~~any By-Law of the Corporation.] Unless otherwise provided by the Board of Directors in creating the committee, a committee may employ counsel, accountants~~,~~ and other consultants to assist it in the exercise of its authority.

[16. Non-Executive Chairman of the Board

If a Chairman of the Board of Directors shall be elected, he or she shall preside as Chairman of all meetings of the shareholders and of the Board of Directors. He or she shall have such other authority as the Board may from time to time prescribe. If there is no Chairman of the Board, or in the absence of the Chairman, the presiding officer at meetings of the shareholders, and of the Board of Directors shall be the Lead Director, if any, or in the absence of the Lead Director, if any, another officer in the following order of priority: Vice Chairman of the Board of Directors, President and Vice Presidents (subject, however, to Section 4 of Article IV). The Chairman shall be neither an officer nor an employee of the Corporation by virtue of his or her election and service as Chairman of the Board; provided, however, the Chairman may be an officer of the Corporation. The Chairman may use the title Chairman or Chairman of the Board interchangeably.]

ARTICLE IV. OFFICERS

1. Principal Officers

The principal officers of the Corporation required by statute shall be a President, such number of Vice Presidents as may be elected by the Board of Directors, a Secretary, and a Treasurer. The Board of Directors may elect ~~from among the directors a Chairman of the Board of Directors and a Vice Chairman of the Board of Directors, may designate such Chairman, Vice Chairman, or~~ any principal officer as the Chief Executive Officer~~,~~ [and] may elect such assistant secretaries and assistant treasurers and other officers as it shall deem necessary, and may prescribe by resolution their respective powers and duties.

3.	~~Chairman of the Board of Directors~~

~~If a Chairman of the Board of Directors shall be elected, he or she shall preside as Chairman of all meetings of the shareholders and of the Board of Directors. He or she shall have such other authority as the Board may from time to time prescribe. If there is no Chairman of the Board, or in the absence of the Chairman, the presiding officer at meetings of the shareholders and of the Board of Directors shall be the Lead Director, if any, or in the absence of the Lead Director, if any, another officer in the following order of priority: Vice Chairman of the Board of Directors, President and Vice Presidents (subject, however, to Section 5 of this Article).~~